EXHIBIT 4.1

LOCK-UP AGREEMENT FOR CERTAIN
ISORAY MEDICAL INC. SHAREHOLDERS

This Lock-Up Agreement (the “Agreement”) is between IsoRay Medical Inc. (“IsoRay”) and the undersigned Shareholders of IsoRay.

Whereas IsoRay has entered into a Merger Agreement dated May 27, 2005 with Century Park Pictures Corp., a Minnesota corporation (“Century Park”), Century Park Transitory Subsidiary, Inc., a Delaware corporation, and certain shareholders; and

Whereas the Merger Agreement requires as a condition of Century Park’s obligation to close that the IsoRay officers and directors execute agreements not to sell the Century Park shares they will receive (the “Century Park Shares”) into the public market, therefore

In Consideration of the Century Park Shares to be received by the Shareholders upon the closing of the merger, IsoRay and its undersigned Shareholders, with respect to the Century Park Shares to be received by the Shareholders,

Agree As Follows:

1.  The undersigned Shareholders agree not to sell their Century Park Shares in the public market for a period of one year from the effective date of the merger.

2.  This Agreement does not prohibit the sale of the shares which are the subject of this Agreement from being sold in private transactions pursuant to Section 4(1) of the Securities Act so long as the transferee agrees to abide by the remaining term of this Agreement. In all such transactions compliance with the terms of this Agreement must be established to the satisfaction of Century Park.

3.  Stop transfer instructions will be issued to the stock transfer agent for all shares which are the subject of this Agreement. All certificates representing ownership of shares with are the subject of this Agreement will bear the following legend:

“Any sale or transfer of the shares represented by this certificate is subject to a Lock-Up Agreement between the Company and the shareholder. Any sale or transfer of the shares represented by this certificate must be in accordance with the terms of the Agreement and compliance with the terms of the Agreement must be established to the satisfaction of the Company.”

The undersigned Shareholders agree that the number of Century Park Shares subject to this Agreement and certificate numbers thereof will be added to Exhibit A immediately after the closing of the merger.

This Agreement may be executed in counter parts and faxed signatures shall be accepted as original signatures.

SIGNATURES

IsoRay Medical, Inc.

By
Roger Girard, CEO	Date

SHAREHOLDERS:

Roger Girard, CEO, Chairman, President	Date

John Hrobsky, Executive VP-Sales & Marketing	Date

Michael Dunlop, CFO	Date

David J. Swanberg, VP-Manufacturing & Production, Secretary, Treasurer, Director	Date

Donald R. Segna, VP-Strategic Planning Director	Date

Scott Hutchinson, VP-Finance	Date

Clifford Aaron, VP-International Finance	Date

James Madsen, Project Manager, Director	Date

Garrett N. Brown, Chief Technology Officer	Date

Keith Welsch, Chief Quality Officer	Date

Lane A. Bray, Chief Chemist	Date

Vincent Low, Director	Date

Karen Thompson, Director	Date

Patrick Kennedy, Director	Date

AGREEMENT TO STAND ASIDE FROM THE PUBLIC MARKET
EXHIBIT A

	IsoRay Shares Subject		Century Park Shares Subject
Shareholder :	to the Agreement		to the Agreement
	Cert. #	Shares	Cert. #	Shares